UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
AMCON Distributing Company

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
02341Q106

(CUSIP Number)
Jerry J. Burgdoerfer, Esq.
Jenner & Block LLP, 330 N. Wabash, Chicago, IL 60611
(312) 222-9350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 24, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Draupnir, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		65,984[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,984[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,984

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1    As described in Item 5 below, includes 49,488 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 60,000 shares of Series A Convertible Preferred Stock held by Draupnir, LLC and includes 16,496 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 20,000 shares of Series A Convertible Preferred Stock held by Draupnir, LLC’s subsidiary Draupnir Capital, LLC.
2    The percentage reported in row 13 is calculated based upon 636,381 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 570,397 shares of Common Stock of AMCON Distributing Company outstanding as of January 12, 2009 and the 65,984 shares of Common Stock issuable upon conversion of the Reporting Person’s Series A Convertible Preferred Stock.

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Draupnir Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		16,496[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,496[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,496

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1    As described in Item 5 below, includes 16,496 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 20,000 shares of Series A Convertible Preferred Stock held by Draupnir Capital, LLC.
2    The percentage reported in row 13 is calculated based upon 586,893 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 570,397 shares of Common Stock of AMCON Distributing Company outstanding as of January 12, 2009 and the 16,496 shares of Common Stock issuable upon conversion of the Reporting Person’s Series A Convertible Preferred Stock.

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeremy W. Hobbs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		69,518[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		69,518[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,518

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1    As described in Item 5 below, includes 49,488 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 60,000 shares of Series A Convertible Preferred Stock held by Draupnir, LLC, 16,496 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 20,000 shares of Series A Convertible Preferred Stock held by Draupnir, LLC’s subsidiary Draupnir Capital, LLC, 1,628 shares of Common Stock of AMCON Distributing Company held individually by Jeremy W. Hobbs and 1,906 shares of Common Stock of AMCON Distributing Company held by the Draupnir Trust. In addition, Jeremy W. Hobbs may be deemed to be the beneficial owner of 37,849 shares of Common Stock of AMCON Distributing Company held by Lifeboat Foundation, of which Jeremy W. Hobbs is a director. Any such beneficial ownership is expressly disclaimed
2    The percentage reported in row 13 is calculated based upon 636,381 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 570,397 shares of Common Stock of AMCON Distributing Company outstanding as of January 12, 2009 and the 65,984 shares of Common Stock issuable upon conversion of the Reporting Person’s Series A Convertible Preferred Stock.

Item 1.	Security and Issuer.
This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and restates the Amendment No. 2 to Schedule 13D filed on September 20, 2006 and relates to the redemption of 80,000 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Stock”), of AMCON Distributing Company, a Delaware corporation (“AMCON”). The Series C Stock was issued under a Certificate of Designations, Preferences and Rights of Series C Stock of AMCON dated March 6, 2006 (the “Series C Certificate”). The Series C Stock is convertible into shares of the AMCON common stock, par value $0.01 per share (the “Common Stock”) at a conversion price of $13.62 per share, subject to customary anti-dilution adjustments. AMCON’s principal offices are located at 7405 Irvington Road, Omaha, NE 68122.
Item 2.	Identity and Background.
This Amendment No. 3 is being filed by Draupnir, LLC, a Delaware limited liability company (“Draupnir”), Draupnir Capital, LLC, a Delaware limited liability company and wholly owned subsidiary of Draupnir (“Draupnir Capital”) and Jeremy W. Hobbs (“Mr. Hobbs”), the Chief Executive Officer and voting equity member of Draupnir (each a “Reporting Person” and collectively, the “Reporting Persons”).1 The principal business of Draupnir and Draupnir Capital is investments. The principal occupation for Mr. Hobbs is that of the Chief Executive Officer and voting equity member of Draupnir. The business address and the address where the principal occupation of Mr. Hobbs is conducted is 515 North State Street, Suite 2650, Chicago, IL 60654. Mr. Hobbs is a citizen of the United States of America.
During the last five years, none of the Reporting Persons has either: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration.
Not applicable.
Item 4.	Purpose of Transaction.
Pursuant to a Notice of Redemption Draupnir Capital sent to AMCON with respect to its 80,000 shares of Series C Stock (the “Notice of Redemption”), AMCON purchased for cash 80,000 shares of Series C Stock from Draupnir Capital. Draupnir Capital sent the Notice of Redemption under Section 6, clause (a)(ii) of the Series C Certificate. AMCON purchased the Series C Stock for a price of $25.00 per share (plus an aggregate of $19,333.33 in accrued dividends) calculated pursuant to the Series C Certificate. The Reporting Persons continue to hold the other shares in AMCON reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares on the open market or in private transactions.

[1]	This Amendment No. 3 does not relate to nor report any beneficial ownership for the Estate of Allen D. Petersen, the Draupnir Trust, nor the Lifeboat Foundation, an Illinois not-for-profit corporation.

Mr. Hobbs is currently a member of the Board of Directors of AMCON. In addition, Christopher H. Atayan (“Mr. Atayan”), a consultant to Draupnir, is the Chief Executive Officer of AMCON. In their respective individual capacities as directors and officers of AMCON, Mr. Hobbs and Mr. Atayan will have a certain degree of control over the management and policies of AMCON and may, from time to time, initiate, consider and vote upon plans or proposals relating to those events described below in clauses (a) — (j) of this Item 4.
The Reporting Persons reserve the right to purchase additional shares of the Common Stock or dispose of shares from time to time as conditions appear advantageous for doing so. In addition, Mr. Hobbs also may acquire options or purchase shares of the Common Stock in his capacity as a director of AMCON.
Except as set forth above, none of the Reporting Persons currently has any plans or proposals that relate to or would result in:
(a)	The acquisition by any person of additional securities of AMCON, or the disposition of securities of AMCON;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AMCON or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of AMCON or any of its subsidiaries;

(d)	Any change in the present board of directors or management of AMCON, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of AMCON;

(f)	Any other material change in AMCON’s business or corporate structure;

(g)	Changes in AMCON’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AMCON by any person;

(h)	Causing a class of securities of AMCON to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of AMCON becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
The possible activities of the Reporting Persons are subject to change at any time.
Item 5.	Interest in Securities of the Issuer.
(a)	Except as set forth below, the filing of this Amendment No. 3 shall not be deemed to be an admission that any Reporting Person is the beneficial owner of any securities covered by this Amendment No. 3.

Draupnir is deemed to beneficially own 10.4% of the outstanding shares of Common Stock based upon the number of shares of Common Stock outstanding (570,397) as of January 12, 2009 and assuming the conversion of all Series A Convertible Preferred Stock (the “Series A Stock”) held by Draupnir into Common Stock. Draupnir is deemed the beneficial owner of 65,984 shares of Common Stock, 16,496 shares of which result from being the sole member of Draupnir Capital, which owns 20,000 shares of Series A Stock that are convertible into shares of Common Stock, and 49,488 of which result from its separate ownership of 60,000 shares of Series A Stock that are convertible into shares of Common Stock.

Draupnir Capital is deemed to beneficially own 2.8% of the outstanding shares of Common Stock based upon the number of shares of Common Stock outstanding (570,397) as of January 12, 2009 and assuming the conversion of all Series A Stock held by Draupnir Capital into Common Stock. Draupnir Capital is deemed the beneficial owner of 16,496 shares of Common Stock, as a result of its ownership of 20,000 shares of Series A Stock that are convertible into shares of Common Stock.

Mr. Hobbs is deemed to beneficially own 10.9% of the outstanding shares of Common Stock based upon the number of shares of Common Stock outstanding (570,397) as of January 12, 2009 and assuming the conversion of all Series A Stock held by Mr. Hobbs into Common Stock. Mr. Hobbs is a member of the Board of Directors of AMCON and the Chief Executive Officer and voting equity member of Draupnir. As the voting equity member of Draupnir, Mr. Hobbs controls 100% of the voting and dispositive power held by Draupnir. Thus, Mr. Hobbs is deemed the beneficial owner of 69,518 shares of Common Stock, 16,496 of which are held by Draupnir Capital in the form of 20,000 shares of Series A Stock, 49,488 of which are held by Draupnir in the form of 60,000 shares of Series A Stock, 1,628 of which are held individually by Mr. Hobbs and 1,906 of which are held by the Draupnir Trust, over which Mr. Hobbs has the voting and dispositive power as the Advisor. In addition, Mr. Hobbs may be deemed to be the beneficial owner of 37,849 shares of Common Stock held by Lifeboat Foundation, of which Mr. Hobbs is a director. Any such beneficial ownership is expressly disclaimed.

(b)	Draupnir is deemed to have sole voting and dispositive power over 65,984 shares of Common Stock, 16,496 shares of which result from being the sole member of Draupnir Capital, which owns 20,000 shares of Series A Stock that are convertible into shares of Common Stock, and 49,488 of which result from its separate ownership of 60,000 shares of Series A Stock that are convertible into shares of Common Stock.

Draupnir Capital is deemed to have sole voting and dispositive power over 16,496 shares of Common Stock, as a result of its ownership of 20,000 shares of Series A Stock that are convertible into shares of Common Stock.

Mr. Hobbs is deemed to have sole voting and dispositive power over 69,518 shares of Common Stock, 16,496 of which are held by Draupnir Capital in the form of 20,000 shares of Series A Stock, 49,488 of which are held by Draupnir in the form of 60,000 shares of Series A Stock, 1,628 of which are held individually by Mr. Hobbs and 1,906 of which are held by the Draupnir Trust.

(c)	Pursuant to the Notice of Redemption Draupnir Capital sent to AMCON, on February 27, 2009 AMCON purchased for cash the 80,000 shares of Series C Stock from Draupnir

Capital for a price of $25.00 per share (plus an aggregate of $19,333.33 in accrued dividends) calculated pursuant to the Series C Certificate.

(d)	No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares in AMCON.

(e)	As of February 27, 2009, Draupnir Capital ceased to be a beneficial owner of more than five percent of the Common Stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to the Stock Purchase Agreement, dated March 3, 2006, by and between Draupnir Capital and AMCON (the “Agreement”), Draupnir Capital acquired 80,000 shares of Series C Stock. Pursuant to the Agreement, Draupnir Capital has a redemption option upon the occurrence of certain redemption events. Upon the occurrence of a redemption event, Draupnir Capital exercised its redemption option by sending AMCON the Redemption Notice, pursuant to which AMCON purchased for cash the 80,000 shares of Series C Stock from Draupnir Capital as described above in Item 5(c).
Item 7.	Material to be filed as Exhibits.
Not Applicable.

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: February 27, 2009

DRAUPNIR, LLC
By:	/s/ Jeremy W. Hobbs
	Name:	Jeremy W. Hobbs
Its: Chief Executive Officer

DRAUPNIR CAPITAL, LLC
By:	/s/ Jeremy W. Hobbs
	Name:	Jeremy W. Hobbs
Its: Chief Executive Officer

JEREMY W. HOBBS
By:	/s/ Jeremy W. Hobbs
Jeremy W. Hobbs